EXHIBIT 99.1

Norsk Hydro Out of Scanraff

OSLO, Norway, Sept. 18, 2003 (PRIMEZONE) -- Norsk Hydro (NYSE:NHY) (Pink Sheets:NHYAF) (Pink Sheets:NHYKF) has signed an agreement relating to the sale of the company's 25 percent share in the Scanraff oil refinery at Lysekil in Sweden to the oil company Preem, which already owns the remaining 75 percent of the refinery. Scanraff is the largest refinery in the Nordic region, and one of the most modern in Europe, with an annual processing capacity of 10 million tonnes.

The sales proceeds from Hydro's share in Scanraff is approximately NOK 1.4 billion, inclusive of transfer of debt. In addition, Preem will assume the inventory relating to the refinery operations at market price, valued at the transaction date. The transaction is expected to reduce the capital employed in the Segment by approximately NOK 1.8 billion.

The deal is expected to be concluded in the course of the fourth quarter of this year, pending approval from the authorities. The transaction is expected to result in a profit for Hydro of approximately NOK 600 million. There will be no tax effect for Hydro.

After this sale, Hydro will no longer hold an ownership interest in the refining business. Hydro will meet the requirement for refined products for its Swedish retail marketing by means of a long-term supply agreement signed with Preem.

Following the VAW acquisition in 2002 Hydro announced a NOK 10 billion divestment programme to be completed by the end of 2003. With the agreement to sell the Scanraff interest, divestments have been completed or agreements to divest entered into -- amounting to a total of approximately NOK 9 billion.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

CONTACT:  Norsk Hydro
          Kristin Brobakke
          Telephone (+47) 22 53 27 44
          Cellular  (+47) 91 84 06 81
          E-mail: Kristin.Brobakke@hydro.com

          Hege Marie Norheim
          Telephone  (+47) 22 53 81 25
          Cellular   (+47) 95 70 64 27
          E-mail:  hege.marie.norheim@hydro.com